UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

GenMark Diagnostics, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-34753	27-2053069
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5964 La Place Court Carlsbad, California	92008
(Address of Principal Executive Offices)	(Zip Code)

Eric Stier 760-448-4300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of GenMark Diagnostics, Inc. (the “Company”) for the calendar year ended December 31, 2019 is filed as Exhibit 1.01 hereto and is publicly available at http://ir.genmarkdx.com under the “Corporate Governance” heading. The foregoing website and the information accessible through it are not incorporated into this report.

Item 1.02 Exhibits

The Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GenMark Diagnostics, Inc.
(Registrant)

/s/ Eric Stier

By:	Eric Stier
Title:	Senior Vice President, General Counsel & Secretary

June 1, 2020